CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com
May 13, 2008
VIA EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statements on Form N-2 (File Nos. 814-00138, 333-150006) filed by Allied Capital Corporation on April 1, 2008 (the “Registration Statement”)
Dear Mr. Greene:
          On behalf of Allied Capital Corporation (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 1 to the registration statement on Form N-2 regarding the Company’s equity securities (File No. 333-150006) (the “Registration Statement”), together with marked copies indicating changes to the Registration Statement.
          We are filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the comments that the staff of the Division of Investment Management (the “Staff”) issued to the Company in a letter dated May 6, 2008. This supplemental letter is in response to a telephone conversation that occurred on May 8, 2008 in which you requested clarification with respect to responses the Company provided in its original letter, dated May 7, 2008. The Staff’s comments are set forth below in bold, italic font, numbered to correspond to their ordering in your letter, and are followed by the Company’s response. Please note that page references in the Company’s responses refer to pages in Amendment No. 1 of the Registration Statement unless otherwise indicated.

Mr. Larry L. Greene
May 13, 2008

Prospectus
1.	Comment: Provide the pricing table required by Item 1(g) of Form N-2.
          Response:
          The Company has revised the disclosure included in the “Plan of Distribution” section of the Registration Statement and also added a cross-reference to the “Plan of Distribution” section on the front cover of the prospectus. See the front cover and page 153 of Amendment No.1. This section contains additional disclosure regarding the fact the offering price of the shares, proceeds to the Company and commissions and discounts to be paid to any underwriters or dealers will be set forth in supplements to the prospectus that is a part of the shelf registration statement.
2.	Comment: Disclosure captioned “Price Range of Common Stock and Distributions” discusses its authority under Section 63(2) of the 1940 Act to sell common stock, or sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of such common stock under certain conditions, as prescribed by the statute. Confirm to the staff in your response to this letter that the Fund will not take securities off the shelf at less than current net asset value in reliance on this provision.
          Response:
          The Company represents that it will not offer or sell securities off of its shelf registration statement at a price below the current net asset value per share of the Company’s common stock without first receiving formal or informal guidance from the Staff to the effect that it does not object to such practice.
3.	Comment: Please confirm that the “Proposed Maximum Aggregate Offering Price” set forth on the Form N-2 front cover of the Registration Statement includes gross aggregate proceeds to the Company.
          Response:
          The Company hereby confirms that the “Proposed Maximum Offering Price” set forth on the Form N-2 front cover of the Registration Statement includes gross aggregate proceeds to the Company for the sale of the 14,747,000 additional shares of common stock the Company is registering on the Registration Statement.
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          In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter, at the time of such request, acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Larry L. Greene
May 13, 2008

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus